Filed by PVR Partners, L.P. pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: PVR Partners, L.P.

Commission File No.: 001-16735

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN THEY ARE AVAILABLE. These documents (when they become available), and any other documents filed by PVR Partners, L.P. (“PVR”) or Regency Energy Partners LP (“Regency”) with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement/prospectus (when available) from PVR by contacting Investor Relations by mail at Attention: Investor Relations, Three Radnor Corporate Center, Suite 301, 100 Matsonford Road, Radnor, Pennsylvania 19087.

PARTICIPANTS IN THE SOLICITATION

PVR and Regency, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger. Information regarding the directors and executive officers of Regency GP LLC, the general partner of Regency’s general partner, is contained in Regency’s Form 10-K for the year ended December 31, 2012, which has been filed with the SEC. Information regarding PVR’s directors and executive officers is contained in PVR’s Form 10-K for the year ended December 31, 2012 and its proxy statement filed on April 25, 2013, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the proposed transaction between the PVR, and Regency the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about PVR’s or Regency’s management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

PVR and Regency cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Regency to successfully integrate PVR’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, volatility in the price of oil, natural gas, and natural gas liquids, declines in the credit markets and the availability of credit for the combined company as well as for producers connected to the combined company’s system and its customers, the level of creditworthiness of, and performance by counterparties and customers, the ability to access capital to fund organic growth projects and acquisitions, including significant acquisitions, and the ability to obtain debt and equity financing on satisfactory terms, the use of derivative financial instruments to hedge commodity and interest rate risks, the amount of collateral required to be posted from time-to-time, changes in commodity prices, interest rates, and demand for the combined company’s services, changes in laws and regulations impacting the midstream sector of the natural gas industry, weather and other natural phenomena, acts of terrorism and war, industry changes including the impact of consolidations and changes in competition, the ability to obtain required approvals for construction or modernization of facilities and the timing of production from such facilities, and the effect of accounting pronouncements issued periodically by accounting standard setting boards. Therefore, actual results and outcomes may differ materially from those expressed in such forward-looking statements.

These and other risks and uncertainties are discussed in more detail in filings made by PVR and Regency with the Securities and Exchange Commission, which are available to the public. PVR and Regency undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

***

MEMO

DATE: February 12, 2014

FROM: Mike Bradley, President and CEO

TO: PVR Employees

SUBJECT: Acquisition Update

As we move toward closing our acquisition of PVR, I wanted to provide you with a brief update as to why we are so excited about this acquisition and where we are in the closing and integration planning process.

Our goal as a partnership is to continue to build and strengthen our midstream portfolio of assets, enhance our services to customers and create value for our unitholders. The acquisition of the PVR assets will expand our overall geographic diversity by providing us with a strategic presence in two prolific producing areas, the Marcellus and Utica Shales in the Appalachian Basin, and the Granite Wash in the Mid-Continent Region. In addition, the increased footprint and scale will create operating synergies, additional commercial opportunities and substantial growth opportunities once fully integrated with the Regency assets. With this acquisition, we have a unique opportunity to combine complementary assets, personnel and operating capabilities.

Over the past few months, a dedicated integration team has been conducting an analysis of the organizations. We know that in order to be successful in a competitive business environment, we have to work as a team, utilizing the strengths and best practices of both organizations to provide the best services we can to our customers. With that in mind, it is our goal to bring together the talent of the Regency and PVR organizations in order to fully leverage the opportunities that will exist as a combined entity.

As it relates to timing, we now anticipate the acquisition will close sometime in mid-to-late March. I understand this acquisition may have created uncertainty for some of you and we are working diligently to identify and assemble the strongest combined team possible. Each of you has been an integral part of PVR’s success up to this point. Many of the specific details of the integration plan are still being worked out. This is particularly the case for staffing. Over the next several weeks we will begin making offers in a staged process and setting up additional meetings as the combined organization and roles are further defined.

Our team has also been working on integration plans to implement post close for the combination of our operating systems, software applications, data migration and procedures to ensure a smooth transition with minimal business interruption. We will also provide more details around these plans at the appropriate time.

Attached you will find a Q&A document that addresses some of the integration questions you have already submitted. Should you have additional questions, please continue to submit them to communications@regencygas.com and we will respond to them as quickly as possible.

Over the next several weeks, we will continue to communicate openly and honestly as we move toward finalizing our organizational structure and integration plans. I am very excited about our opportunities ahead as we combine these partnerships. Again, we will provide you with more information as soon as possible, as I know we are all eager to complete this process and focus on the opportunities ahead.

Sincerely,

President and CEO

Regency Energy Partners

PVR ACQUISITION

Employee Q&A

COMPENSATION:

Will this impact the PVR 2013 Bonus Plan?

•	PVR’s 2013 annual bonus will be paid out to all employees eligible under the bonus plan at each employee’s target amount and in accordance with the terms of the bonus plan. Payment will be made on 3/3/14.

Can the managers adjust the 25% personal performance part?

•	All bonuses will be paid out at target without the opportunity to adjust.

Will we still pro-rate for hires and terminations?

•	Yes, pro-rations will be made in accordance with the terms of PVR’s Annual Incentive Plan.

Is there an Annual Incentive Compensation program at Regency? How is it structured?

•	Regency maintains an annual bonus program for its employees. Pool and individual bonus targets are reviewed and set annually based on position and job title. Actual bonus awards under its annual bonus plan are discretionary based on position and job tiles and actual annual bonus payments and generally will be based upon the Regency’s and individual performance as compared to stated objectives and certain other factors as may be determined from time to time.

How will the transition to Regency affect employee pay?

•	For a period of one year following the merger your base salary or regular hourly wage will remain the same as, or no less favorable than, that in effect immediately prior to the merger.

What happens to my unvested units under PVR’s LTIP plan?

•	For those employees who have unvested Phantom Units awarded under PVR’s Long-Term Incentive Plan, the merger is considered a “change-in-control” event and all unvested units will vest, in accordance with the terms of your incentive award agreements, immediately prior to the closing of the merger and will be exchanged for Regency units in accordance with the terms of the Merger Agreement.

BENEFITS:

When will we be able to review Regency’s benefits, such as vacation, etc?

•	Information concerning Regency benefits, including health and welfare, vacation, life insurance and 401(k) will be made available in the very near future. In addition, Regency will be providing presentations to employee’s concerning its compensation philosophy and programs as well its benefit offerings.

What will be the plan for benefits transition in 2014?

•	While, we are still in the process of evaluating the exact timing of the transition to Regency offered benefits, we can tell you it will happen either in connection with closing of the transaction or shortly thereafter. We will provide you with additional details as we know more.

What kind of 401K does Regency provide to employees?

•	Regency employees participate in the Energy Transfer Partners GP, L.P. 401k plan (“ETP Plan”), which is administered by The Principal.

•	Regency employees are eligible to defer up to 100% of eligible wages up to the IRS limits.

•	Regency employees receive a company match up to 100% of 5% of deferred base wages (bonus amounts, overtime or commissions are not matched).

•	Regency employees are auto-enrolled in the ETP Plan with an initial deferral amount of 5%, which amount will increase 1% to 6% after the first year.

•	Additionally for 2014 employees with base wages of $150,000 or less receive a 3% profit sharing contribution. Determinations for eligibility and funding of profit sharing are reviewed annually.

•	Company match and profit sharing contributions are subject to a 5 year graded vesting schedule.

What is the plan for 401K transition in 2014?

•	Upon closing, you will be eligible to participate in the ETP Plan. Your existing 401(k) plan as an employee of PVR will be merged into the ETP Plan within sixty (60) days of closing. You will receive information on the ETP Plan, including automatic enrollment, employer match, profit sharing and vesting schedules in advance of closing.

How will the outstanding loan I have on my 401k be handled when the merger happens? Will it be transferred to the new 401k or will the remaining balance be written off as a withdrawal?

•	We will be merging the PVR 401(k) plan with the ETP Plan within 60 days of closing of the merger and outstanding loans will automatically roll-over to the ETP Plan at that time. Outstanding loans will be re-amortized after the plan mergers.

Will PVR PTO accruals be honored or paid out?

•	Regency will honor all vacation accrued and unused vacation up to the Effective Time in accordance with the PVR policy in effect immediately prior to the Effective Time. Regency does not pay out unused vacation but does allow for up to 40 hours of carry-over into the next year and such carry-over should be used by the end of the first quarter of the following year.

Will Regency honor PVR start dates for purposes of PTO accruals? FMLA/LOA eligibility? 401K benefits?

•	PVR employees will be credited with years of service with PVR prior to the “Effective Time” for all benefit related purposes.

Will all PVR employees be asked to complete a new I-9 for Regency? Any other new hire paperwork that will be requested?

•	Yes, newly hired PVR employees will be asked to complete a new I-9. In addition, you will be asked to complete an employment application, as well as benefits enrollment and basic onboarding paperwork.

Will there be changes to the PVR medical, dental and vision plans?

•	Yes. We are still in the process of evaluating the exact timing of the transition of PVR employees to Regency offered benefits, we can tell you it will happen either in connection with closing of the merger or shortly thereafter. We will provide you with additional details as we know more, including information on the specific details on provisions of the benefit plans offered.

Will employees need to re-enroll in these programs?

•	Yes, at the time of transition to the benefit programs offered to Regency employees, you will be required to complete enrollment for Regency benefits. HR will be making site visits to discuss and address further questions you may have.

Will employees need to file a new beneficiary form if there is a change in administrators?

•	Yes

Will FSA accounts change?

•	Yes, Regency uses Discovery Benefits to administer its FSA program.

What happens to my accrued vacation time?

•	Regency will honor all accrued and unused vacation as of the date of the closing of the merger in accordance with PVR’s vacation policy. All vacation accrued following the merger will be subject to Regency’s vacation policy. Information about Regency’s vacation policy will be communicated during upcoming site visits by HR representatives.

Does Regency participate in a tuition reimbursement program of any kind? If so, what are some of the highlights?

•	Yes, Regency offers a tuition reimbursement plan.

•	The Plan is designed to reimburse eligible employees for many of their tuition expenses, provided they are considered by management to better qualify an employee for present duties, prepare an employee for advancement opportunities, or be part of the employee’s individual development plan to prepare them for certain roles within the Company.

•	All full-time, regular employees who have completed one year of employment with the Company and are performing at a satisfactory level are eligible to apply for benefits under the Plan. Prior to the course start date, the employee must complete an Educational Assistance Request/Reimbursement Form and submit to their immediate Supervisor and Department Head for approval. Employees approved for educational assistance will be reimbursed 100% of the cost of tuition up to the annual maximum reimbursement of $5,250. Books, fees and miscellaneous expenses are not covered under the Plan.